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                          May 15, 2020

       Joseph Payne
       Chief Executive Officer
       Arcturus Therapeutics Holdings Inc.
       10628 Science Center Drive, Suite 250
       San Diego, California 92121

                                                        Re: Arcturus
Therapeutics Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 8, 2020
                                                            File No. 333-238139

       Dear Mr. Payne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences